Casa Acolhúas, Mexico Juan Pablo San Agustín EVP Strategic Planning and New Business Development José Antonio González CFO Exhibit 2

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements, and in particular in the case of CEMEX’s new plan, “A Stronger CEMEX”, reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects its operations and any significant economic, political or social developments in those markets, as well as any inherent risk to international operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under CEMEX’s material debt agreements, the indentures that govern CEMEX’s outstanding senior secured notes and CEMEX’s other debt instruments; the availability of short-term credit lines, assisting in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; loss of reputation of our brands; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products, including CEMEX’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for CEMEX’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect CEMEX’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions including disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements , including the United States-Mexico-Canada Agreement (USMCA), if it comes into effect, and the North American Free Trade Agreement (NAFTA), both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements, after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. CEMEX’s “A Stronger CEMEX” plan is designed based on CEMEX’s current beliefs and expectations. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

A Stronger CEMEX accelerates our path to investment grade A Stronger CEMEX initiatives and targets refer to the July 2018 – December 2020 period Accelerate Deleveraging Achieve <3x leverage & reduce Total Debt by $3.5 B by 2020 Return Capital to Shareholders $150 M dividends plus opportunistic share repurchases Growth and Capital Recycling Organic growth, divestments, and M&A Operational Initiatives $230 M cost savings program Portfolio Optimization $1.5 to 2.0 B asset sales

A Stronger CEMEX accelerates our path to investment grade A Stronger CEMEX initiatives and targets refer to the July 2018 – December 2020 period Accelerate Deleveraging Achieve <3x leverage & reduce Total Debt by $3.5 B by 2020 Return Capital to Shareholders $150 M dividends plus opportunistic share repurchases Growth and Capital Recycling Organic growth, divestments, and M&A Operational Initiatives $230 M cost savings program Portfolio Optimization $1.5 to 2.0 B asset sales

$230 M of recurring operational improvements to be achieved by 2020 Low-cost sourcing Savings ($ M) $170 M to be captured in 2019

A Stronger CEMEX accelerates our path to investment grade A Stronger CEMEX initiatives and targets refer to the July 2018 – December 2020 period Accelerate Deleveraging Achieve <3x leverage & reduce Total Debt by $3.5 B by 2020 Return Capital to Shareholders Growth and Capital Recycling Organic growth, divestments, and M&A Operational Initiatives $230 M cost savings program Portfolio Optimization $1.5 to 2.0 B asset sales $150 M dividends plus opportunistic share repurchases

Disciplined framework to identify our divestment pipeline 1) Assets as of December 31, 2017 2) Including integrated plants and standalone mills 3) Land distribution centers and marine terminals Cement plants2 Aggregates quarries Ready-Mix plants Terminals3 Non core + more value for others CEMEX asset pool $3 B pipeline 67 285 1,505 325 1

On track to reach our 2020 asset sale target 1) Refers to Baltics and Nordics assets for $390 M, Brazil $31 M, FAS and other $53 M 2) Includes sale of German assets (€87 M) and most of our white cement business ($180 M) 3) Non Binding Offers Divestments pipeline ($ B) TEV/EBITDA >12X 1 3 2

A Stronger CEMEX accelerates our path to investment grade A Stronger CEMEX initiatives and targets refer to the July 2018 – December 2020 period Accelerate Deleveraging Achieve <3x leverage & reduce Total Debt by $3.5 B by 2020 Return Capital to Shareholders Growth and Capital Recycling Organic growth, divestments, and M&A Operational Initiatives $230 M cost savings program Portfolio Optimization $1.5 to 2.0 B asset sales $150 M dividends plus opportunistic share repurchases

Another year of robust deleveraging Note: Figures in USD Millions except Total Debt + Perps (USD Billions) Total Debt + Perps Net Financial Expense FCF after Maintenance CapEx Net Income

Recent transactions and credit upgrade enhance debt profile Fixed income Bank debt2 Issued €400 M of 3.125% notes due 2026 Partial redemption of the €550 M 4.375% notes due 2023 Consents received for1: Extending ~$1 B of Jul’20 and Jan’21 maturities for 3 years Incorporating IFRS 16 in calculations Credit rating Fitch Ratings upgrade to BB on the global scale and A+(mex) on the national scale Amendments to neutralize the effects of IFRS 16 (leases) adoption, capital expenditure limits, migration to net debt leverage and move leverage covenant step down to June 2020 Intention to implement on or shortly after April 1st. subject to customary closing conditions and documentation

1) Giving pro-forma effect to issuance of €400M of 3.125% notes due 2026 and partial redemption of €550M of 4.375% notes due 2023 and tenor extension of exchanging lenders and amendments becoming effective in bank debt agreement Bank Debt Pro-forma1 debt profile as of Dec. 31, 2018 (avg. life of 4.9 yrs) Convertible notes 2020 Notional amount US$521 M ADSs upon conversion 47.3 M Conversion price US$11.01 Public Debt Convertibles Healthy debt profile with attractive cash cost of debt 0.1 0.7 1.6 0.8 0.6 0.4 2.0 1.5 2.7 ~$1 B new bank debt maturity €400 M 3.125% Notes 2026

Significant upside from rerating of our cost of capital 1) Source: Company’s financial statements as of Jun’18, Sep’18 and Dec’18 as available; 2) If split rating, the highest is shown 3) Net Financial Leverage calculated as Net Debt divided by EBITDA, CEMEX Net Debt includes perpetual notes BBB- B+ BB- BB BB+ BBB BBB+ Fitch / S&P2 Net Financial Leverage1 Dec’14 3 Dec’18 3 Peers Other LATAM Industrials Other rating drivers: Size/Scale Diversification Operating efficiency Market position Financial policy Other

A Stronger CEMEX accelerates our path to investment grade 1) Asset divestments @10x TEV/EBITDA and FCF neutral 2) FCF of $1.0 B after considering possible dividend payment of $150 M during each year Investment grade metrics area x x 1 2

A Stronger CEMEX accelerates our path to investment grade A Stronger CEMEX initiatives and targets refer to the July 2018 – December 2020 period Accelerate Deleveraging Achieve <3x leverage & reduce Total Debt by $3.5 B by 2020 Return Capital to Shareholders Growth and Capital Recycling Organic growth, divestments, and M&A Operational Initiatives $230 M cost savings program Portfolio Optimization $1.5 to 2.0 B asset sales $150 M dividends plus opportunistic share repurchases

Focused on shareholder value creation 1) Subject to shareholders approval in AGOM of March 2019 Returning cash to shareholders Dividends Share buybacks First cash dividend since 1996 $150 M dividend expected to be paid semiannually1 $75 M repurchased during 2018 (~1% of outstanding shares) Opportunistically activate share buyback program1

A Stronger CEMEX accelerates our path to investment grade A Stronger CEMEX initiatives and targets refer to the July 2018 – December 2020 period Accelerate Deleveraging Achieve <3x leverage & reduce Total Debt by $3.5 B by 2020 Return Capital to Shareholders Growth and Capital Recycling Organic growth, divestments, and M&A Operational Initiatives $230 M cost savings program Portfolio Optimization $1.5 to 2.0 B asset sales $150 M dividends plus opportunistic share repurchases

Capital recycling strategy maximizes value for shareholders Maximize shareholder value Identified $3 B of assets to optimize portfolio for growth Metropolis centric approach leveraging our related businesses and digital strategy Reach investment grade capital structure (leverage < 3x) by 2020 Portfolio Optimization Debt Repayment Growth

Multi-dimensional approach to complement our organic growth Detailed view of the markets at a metropolis level … … leveraging our current related business footprint Current related business EBITDA ≈ $200M Asphalt Pavement Multi products Modular construction Waste mgmt. Recycling Dry & special mortars Gypsum plasterboard Concrete products Landfill Admixtures

Boosted by CX Ventures' quest for new value propositions across the construction ecosystem

Develop new sources of value creation

Address pain points in the construction industry



Provide a superior customer experience leveraging digital technologies

Accelerate technology adoption in the construction value chain

4 roadshows

+3,000 startups reviewed

6 investments signed

1 ConTech fund participation

+700 ideas received

6 ideas under incubation

BuiltWorlds Venture Investors 50 List 2018

CEMEX DAY 2019

What to expect from us Deliver $230 M benefit from cost savings program Optimize portfolio by divesting between $1.5 B to $2.0 B of assets Achieve leverage below 3.0x by 2020 Return cash to shareholders Create shareholder value through a cohesive growth strategy

Casa Acolhúas, Mexico